FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 30, 2003

Electronic Data Systems Corporation
(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 7. Financial Statements and Exhibits

(c)   The following exhibit is furnished herewith:

99.1   Registrant's press release dated June 30, 2003.

Item 9. Regulation FD Disclosure

On June 30, 2003, the registrant issued a press release reaffirming certain guidance and reviewing its efforts to improve working capital. The press release is attached as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

June 30, 2003

By: /s/ D. Gilbert Friedlander
D. Gilbert Friedlander, Senior Vice
President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
(972) 797-9495

FOR RELEASE: 7:20 A.M. CDT, MONDAY, JUNE 30, 2003

EDS Reaffirms 2003 Free Cash Flow Guidance; Reviews Efforts To Improve Working Capital

EDS announced it now expects to receive $98 million due from MCI in respect of pre-bankruptcy receivables from that client later this year. Both parties intend to request that the bankruptcy court approve the prompt payment of this amount, which is due no later than July 7, 2003. Because EDS had previously anticipated payment of that amount by the end of the second quarter, it now expects second quarter free cash flow[1] to be less than its previous $75 million to $125 million guidance. EDS' free cash flow for the second half of 2003 is expected to be positively impacted by the amount of any shortfall in the second quarter attributable to the delay of this $98 million payment. The company expects its continued efforts to improve working capital management discussed below to partially offset the second quarter free cash flow impact of the delay in the receipt of this payment. EDS also reaffirmed its full-year 2003 free cash flow guidance issued on June 18.

In connection with the closing of its previously announced debt offerings, the company is providing investors certain additional information with respect to its free cash flow. As previously reported, free cash flow for 2002 and the first quarter of 2003 was significantly affected by changes in working capital items. These changes reflected the effect of the company's efforts to improve working capital management, including efforts begun no later than the third quarter and continued more aggressively in the fourth quarter of 2002 to extend the time in which it pays vendors to be more closely aligned with the timing of its collections from clients.

These efforts enhanced free cash flow in 2002 as a result of the approximately $250 million of accounts payable deferred into January 2003. The effect of such actions negatively impacted free cash flow in 2003 to the extent of approximately $120 million, because payments of only approximately $130 million were deferred into the second quarter. The company anticipates that the amount of payables for which it will extend payment into the third quarter will approximate the amount for which payment was extended from the first quarter to the second quarter. The company intends to continue its efforts to improve management of working capital.

1. EDS defined free cash flow, which is a non-GAAP measure, as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments related to acquisitions, net of cash acquired, and payments for purchases of marketable securities, and (ii) payments on capital leases. The prior second quarter free cash flow estimates reflect forecasted net cash provided by operating activities of $275-$325 million and forecasted capital expenditures of approximately $200 million.